Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

September 10, 2025

VIA EMAIL & EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kate Tillan
Robert Telewicz
David Lin
Irene Paik

Re:	Gemini Space Station, Inc.
Registration Statement on Form S-1
Registration File No. 333-289665

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Gemini Space Station, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it will be declared effective at 4:00 PM Eastern Daylight Time, on September 11, 2025 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as the Representatives, each confirm on behalf of ourselves and the other participating underwriters that we have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

Very truly yours,

GOLDMAN SACHS & CO. LLC CITIGROUP GLOBAL MARKETS INC.

GOLDMAN SACHS & CO. LLC

By:	/s/ Danielle Freeman
Name: Danielle Freeman
Title: Managing Director

CITIGROUP GLOBAL MARKETs INC.

By:	/s/ Mark Gracia
Name: Mark Gracia
Title: Managing Director

[Signature Page to Acceleration Request – Underwriters]